UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13E-3
                             (Amendment No. 4)

                      RULE 13E-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                HIA, INC.
                           (Name of the Issuer)


                                HIA, INC.
                            Carl J. Bentley
                            Alan C. Bergold
                           Donald L. Champlin
                  (Name of Person(s) Filing Statement)


                COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    (Title of Class of Securities)

                              404192106
               (CUSIP Number of Class of Securities)


                            ALAN C. BERGOLD
                               PRESIDENT
                                HIA, INC.
                          1105 W. 122nd Avenue
                         Westminster, CO 80234
                            (303) 394-6040
        (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of
                      Person(s) Filing Statement)

                               Copy to:

                      ANDREW L. BLAIR, JR., ESQ.
                      JEFFREY R. KESSELMAN, ESQ.
                       SHERMAN & HOWARD L.L.C.
                 633 SEVENTEENTH STREET, SUITE 3000
                       DENVER, COLORADO 80202
                          (303) 297-2900


   This statement is filed in connection with (check the appropriate box):

   [x]	a.	The filing of solicitation materials or an information
                statement subject to Regulation 14A, Regulation 14C or Rule
 		13e-3(c) under the Securities Exchange Act of 1934.

   [ ]	b.	The filing of a registration statement under the Securities
	 	Act of 1933.

   [ ] 	c.	A tender offer.

   [ ]  d.	None of the above.

   Check the following box if the soliciting materials or information
   statement referred to in checking box (a) are preliminary copies:   [ ]

   Check the following box if the filing is a final amendment reporting
   the results of the transaction:   [x]

                          Calculation of Filing Fee

              Transaction valuation (*)  	Amount of filing fee
		    $1,200,000				$142

   The filing fee was determined based upon the product of (a) the estimated 2,000,000 shares of common stock proposed to be acquired from shareholders in the transaction to which this Schedule 13E-3 relates and (b) the consideration of $0.60 per share of common stock to be paid.

   [x] 	Check box if any part of the fee is offset as provided by
	Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


   Amount Previously Paid:  $142

   Form or Registration No.: Schedule 13E-3 (File No. 005-32535)

   Filing Party:  HIA, Inc.

   Date Filed:  August 30, 2005


                                 INTRODUCTION

   This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed by HIA, Inc., a New York corporation
   (the "Company"), in connection with the amendments to Company's Certificate of Incorporation that provided for a reverse 1-for-45,000 split of the Company's common stock (the "Transaction"). As a result of the Transaction, (a) each share of the Company's common stock of each shareholder owning fewer than 45,000 shares of the Company's common stock immediately before the Transaction was converted into the right to receive from the Company cash in lieu of a fractional share in the amount of $0.60 per pre-split share and such shareholders are no longer shareholders of the Company, and (b) each share of common stock held by a shareholder owning 45,000 or more shares of the Company's common stock immediately before the Transaction was converted into the right to receive one post-split share of the Company's common stock for each 45,000 shares and cash in lieu of any fractional share resulting from the Transaction in the amount of $0.60 per pre-split share. A copy of the amendment to the Company's Certificate of Incorporation is attached as Annex A to the definitive information statement filed by the Company as Exhibit (a) to Amendment No. 3 to the
   Schedule 13E-3 (including all annexes thereto, the "Information Statement").

   The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on August 30, 2005. Amendments Nos. 1, 2 and 3 were filed with the Securities and Exchange Commission on October 24, 2005,
   January 18, 2006 and January 24, 2006, respectively. This Amendment No. 4 to the Schedule 13E-3 is being filed to report the results of the transaction.

   On February 13, 2006, the special meeting of shareholders of the Company was held at the time and place previously called as reflected in the Information Statement. At the special meeting, the shareholders approved the Transaction, with 80.5% of the outstanding shares voting in favor of the Transaction.

   The Transaction became effective on February 15, 2006, when a Certificate of Amendment to the Company's Certificate of Incorporation was filed with and accepted by the New York Secretary of State.

   On February 16, 2006, the Company filed a certification on Form 15 to provide notice of termination of registration of the Company's common stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


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                                  SIGNATURE

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 17, 2006				HIA INC.


						By: /s/ALAN C. BERGOLD
						    Alan C. Bergold
						    President


February 17, 2006				/s/CARL J. BENTLEY
						Carl J. Bentley
						Chairman of the Board


February 17, 2006				/s/ALAN C. BERGOLD
						Alan C. Bergold
						President and Treasurer


February 17, 2006				/s/DONALD L. CHAMPLIN
						Donald L. Champlin
						Executive Vice President and Secretary